UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ARNO THERAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001

(Title of Class of Securities)

042564 104

(CUSIP Number)

David M. Tanen
c/o Two River Group Holdings, LLC
689 5th Avenue, 12th Floor
New York, NY 10022
(212) 871-7920

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 042564 104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David M. Tanen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States of America

Number of	7.	Sole Voting Power 1,308,570
Shares
Beneficially	8.	Shared Voting Power 149,532[1]
Owned by
Each	9.	Sole Dispositive Power 1,308,570
Reporting
Person With	10.	Shared Dispositive Power 149,532

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,458,102
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.15%
14.	Type of Reporting Person (See Instructions) IN

1. Represents shares of the Issuer’s Common Stock held by the Reporting Person’s wife under the Uniform Gift to Minors Act for the benefit of their minor children. The Reporting Person disclaims beneficial ownership over these securities.

Item 1.	Security and Issuer

The name of the Issuer is Arno Therapeutics, Inc., a Delaware corporation (formerly Laurier International, Inc.) (the “Issuer”), which has its principal executive offices at 30 Two Bridges Rd., Suite 270, Fairfield, NJ 07004. This statement relates to the Issuer’s common stock, $0.0001 par value per share.

Item 2.	Identity and Background

This Schedule 13D is being filed on behalf of:

(a)	David M. Tanen (the “Reporting Person”)

(b)	c/o Two River Group Holdings, LLC 689 5th Avenue, 12th Floor New York, NY 10022

(c)
Mr. Tanen is the Vice-President of Two River Group Management, LLC (“TRGM”), a Delaware limited liability company, which is the managing member of Two River Group Holdings, LLC (“TRGH”), a Delaware limited liability company. TRGH is in the business of creating companies to commercially develop therapeutic compounds to treat human diseases.

(d) – (e)
During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	United States of America

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person received the securities covered by this Schedule 13D pursuant to an Agreement and Plan of Merger dated March 5, 2008 (the “Merger Agreement”), among the Issuer, Laurier Acquisition., Inc., a Delaware corporation and wholly owned subsidiary of Laurier (“Laurier Acquisition”), and Arno Therapeutics, Inc., a Delaware corporation (“Old Arno”). Pursuant to the Merger Agreement, Laurier Acquisition merged with and into Old Arno, with Old Arno remaining as the surviving entity and a wholly owned operating subsidiary of the Issuer. This transaction is referred to throughout this report as the “Merger”. The Merger Agreement and the terms and conditions contained therein are more fully described in the Issuer’s current reports on Form 8-K filed on March 6, 2008 and June 9, 2008.

On June 3, 2008 (the “Effective Date”), immediately following the completion of the Merger, Old Arno was merged with and into the Issuer. In connection with that merger, the Issuer changed its corporate name to “Arno Therapeutics, Inc.”

Pursuant to the Merger Agreement, on the Effective Date, Mr. Tanen exchanged 655,710 shares of common stock of Old Arno, par value $0.001 per share for 1,307,334 shares of the Issuer’s Common Stock and warrants to purchase 620 shares of common stock of Old Arno for warrants to purchase 1,236 shares of the Issuer’s Common Stock at any time prior to June 3, 2013 at an exercise price equal to $2.42. At the same time, the Reporting Person’s wife exchanged 75,000 shares of Old Arno’s common stock held under the Uniform Gift to Minors Act for the benefit of their minor children for 149,532 shares of the Issuer’s Common Stock. The Reporting Person disclaims beneficial ownership of these shares.

Item 4.	Purpose of Transaction

The Reporting Person received the securities described in this statement pursuant to the Merger Agreement described in Item 3 above. In connection with the Merger, there was a change of control of the Board of Directors of the Issuer. In connection with such reorganization, Mr. Tanen was appointed to the Board of Directors of the Issuer and became the Issuer’s Secretary.

Except as set forth in this Schedule 13D and the Form 8-K referred to above, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)
The Reporting Person may be deemed to be the beneficial owner of 1,458,102 shares of the Issuer’s Common Stock, representing 7.15% of the outstanding shares of the Issuer’s Common Stock. This number includes 149,532 shares of the Issuer’s Common Stock held by the Reporting Person’s wife as custodian for the benefit of their minor child under the Uniform Gift to Minors Act. The Reporting Person disclaims beneficial ownership over such securities. The Reporting Person does not own any other securities of the Issuer.

(b)	The Reporting Person has the sole power to vote and dispose of 1,308,570 shares

(c)	Except as disclosed in this 13D, the Reporting Person did not effect any transactions in the Issuer's securities within the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's securities.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed herein and in the current report on Form 8-K filed by the issuer on June 9, 2008, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

(a) Agreement and Plan of Merger, dated as of March 5, 2008, by and among Laurier International, Inc., a Delaware corporation, Laurier Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Laurier, and Arno Therapeutics, Inc., a Delaware corporation. (incorporated by reference to Exhibit 2.1 of the Issuer's Current Report on Form 8-K filed on March 6, 2008).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 12, 2008	/s/ David M. Tanen
David M. Tanen